FOR IMMEDIATE RELEASE	10 April 2003

TRANSCOM ISSUES SHARES IN PART PAYMENT FOR ACQUISITION

Luxembourg, 10 April 2003 - Transcom WorldWide S.A. (‘Transcom’) (Stockholmsbörsen: TWWA, TWWB; Nasdaq: TRCMA, TRCMB), Europe’s largest CRM operator by geographical footprint, today announced that it will issue 2,270,647 Transcom A class shares and 2,179,002 Transcom B Class shares to Industriförvaltnings AB Kinnevik in part payment for the acquisition of CIS’s (Credit International Services AB) debt collection business.

Transcom announced on 14 March 2003 that it would pay SEK 180 million for CIS’s debt collection business, of which 25% was to be paid in Transcom shares and 75% in cash. The number of shares to be issued was determined on the basis of the average transaction price for the Transcom A and B class shares between 10th March 2003 and 21st March 2003 inclusive. The price per share was calculated as 9.55 SEK per A share and 10.70 SEK per B share.

For further information please contact: Keith Russell, President and CEO +352 27 755 000 Dwayne Taylor, Investor & Press enquiries +44 20 7321 5010	+352 27 755 000 +44 207 321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 30 call center operations employing more than 7,700 people delivering services to 17 countries – Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia, Lithuania and the UK.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A.’A’ and ‘B’ shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com